U.S. SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING

                      SEC FILE NUMBER: 1-9848
                      CUSIP NUMBER:  141740209

   [x] Form 10-K and /Form 10-KSB [ ] Form 20-F  [ ] Form 11-K
   [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

        For period ended March 31, 1999

        [  ] Transition Report on Form 10-K
        [  ] Transition Report on Form 20-F
        [  ] Transition Report on Form 11-K
        [  ] Transition Report on Form 10-Q
        [  ] Transition Report on Form N-SAR
        For transition period ended:  Not Applicable

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 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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  If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:   Not Applicable

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PART I -- REGISTRANT INFORMATION
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   Full Name of Registrant:  Caretenders Health Corp.
   Former Name if Applicable:  Senior Service Corp.
   Address of Principal Executive Office:
              100 Mallard Creek Road, Suite 400
              Louisville, Kentucky 40207

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PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25, the following should be completed.
   (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject Annual Report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        The Company is currently in the process of renegotiating its primary credit agreement and completing its audited financial statements. Management does not believe that it can make accurate disclosures throughout the Annual Report on Form 10-K without this information.


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PART IV -- OTHER INFORMATION
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   (1)  Name and telephone number of person to contact in regard to this notification

        C. Steven Guenthner                502/891-1042


   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

                                                      [X]  Yes     [ ]  No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X]  Yes     [ ]  No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See the attached press release.


   Caretenders Health Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date June 30, 1999       By: /s/ C. Steven Guenther
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                                 C. Steven Guenthner
                                 Senior Vice President and
                                 Chief Financial Officer




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